Exhibit 99.4

Principal Petition:  Rectification of obvious errors in numerical calculations in Resolution 37/2011 and of assertions and conclusions that are made on that basis; First Accessory Petition:  Documents are attached and confidentiality is requested; Second Accessory Petition:  Consideration.

ANTITRUST COURT

To the Antitrust Court

Cristóbal Eyzaguirre Baeza, attorney on behalf of Lan Airlines S.A. in the proceedings entitled “Inquiry of Conadecus regarding merger transaction of Lan Airlines S.A. and Tam Linhas Aéreas S.A.,” case No. 388-11, respectfully says to the Honorable Antitrust Court:

Resolution No. 37/2011 (the “Resolution”) makes manifest errors regarding the numerical calculation of LAN’s yields.  Those errors consist fundamentally of:  (a) revenues not being divided into two in those calculations regarding the total round-trip fares of flights.  The total fare was used both for the departing flight and for the return flight; (b) total revenues being considered regarding each segment of the trip in total fares for flights with multiple departures–destinations.  Both errors obviously lead to a significant overestimation of LAN’s yields.

Because of these obvious errors, both majority and minority votes in the Resolution assert in several recitals that the audited information delivered by LAN to the Court and to the Civil Aviation Board (CAB) would be incorrect or “unreliable.”3  Furthermore, because of such manifest errors, the Resolution questions the independent work of LAN’s auditors and economic advisors in this merger process.4  Additionally, these errors and the conclusions that are derived therefrom have been amply disseminated among the public.5

The seriousness of these errors and of the conclusions derived from them and their publicity and receptivity among the press unfairly and gravely harms the credibility and reputation of LAN, its executives and its auditors and the economists whose reports are questioned.  This and the manifest nature of these errors makes it indispensible for them to be corrected.  This is also indispensible according to article 19.4 in relation to article 19.3, 6th subparagraph, both of the Political Constitution of the Republic.

3 Recitals 198, 209, 212, 215, 216, 315 and 367 of the Resolution and the 17th and 23rd recitals of the minority vote.
4 Recitals 212 to 215.

5 See documents 2 and 3 attached in the First Accessory Petition.

For these reasons, as provided in article 182 of the Code of Civil Procedure, I petition that the Court rectify the obvious errors in the numerical calculations indicated in this brief and the assertions and conclusions that are made on the basis of the same in the Resolution.  I base this petition on the following arguments:

I.	Manifest errors in calculation in the Resolution

Tables 17, 19 and 20 of the Resolution contain the results of the calculation of yields obtained by the Court and a comparison thereof to the yields reported by LAN to the CAB.6  According to these tables, there would be substantial differences between the yields reported by LAN to the authority and the yields obtained by the Court.  Furthermore, the figures obtained in those tables were taken from chart 6 of the Resolution, which compares the yields of United States routes to the yields obtained by the Court, concluding that LAN’s yields would be higher.7

These numerical calculations of yields are mistaken and do not correspond to what is understood to be “yield” in the aviation industry and in the definitions in the Resolution itself.  The manifest errors substantially overdimension the yields at which LAN has operated in the periods to which those tables and chart refer.  Those manifest errors are explained below, which are furthermore developed in greater detail in the letter attached in the first accessory petition of this brief:

1st
Yield, as defined in the Resolution, is an indicator that “corresponds to the revenues per passenger-kilometer obtained by the airline on each flight or route.  It is obtained by dividing operating revenues of the airline by the total RPK on a flight or route” (we have highlighted).8

2nd
On page 234, my principal provided a compact disc called “New Description of Fares Charged” to the Court in compliance with the order in its resolutions on pages 1040 and 1735.  It contains details on the fares charged by LAN and its related companies and the number of passengers that paid each fare, without any averaging or apportionment, on the domestic routes in Chile and the reference markets in the Self-Regulation Plan from January 2009 to December 2010, taking into account both sales in Chile and abroad.  This information was provided without apportionments at the specific request of the Court.9  This occurred after the information had been presented, properly apportioned, by us on page 1033.

6 These tables are inserted on pages 83, 88 and 89 of the Resolution.

7 This chart is on page 90 of the Resolution.

8 Resolution Glossary, page 5.

The fares on page 2384 did not refer to LAN’s yields because they were not apportioned under specific instructions of the Court.  In fact, as said on page 2384, the information provided covered the revenues from “all segments contained in the ticket,”10 so “the full amount paid by the passenger will appear in each of the markets flown, without apportionment.”11  Hence, in order to obtain the yield for a certain segment, the Court had to necessarily, first of all, calculate the revenues for that segment with regard to the price of the ticket reported.

3rd.	Despite the foregoing, when calculating my principal’s yield, the Resolution:

(a)
did not divide by two the values indicated in the column “TICKET FARE EXCLUDING FUEL CHARGE AND US$ SERVICE FEE” for round-trip flights in the Excel files contained in the compact disc entitled “New Description of Fares Charged,” meaning it did not apportion the revenues reported for departure and return segments, therefore taking into account the entire round-trip fare both for the departing flight as well as for the return flight.  Because of this, it overestimated the revenues for each segment.

By way of example, as a consequence of this error, for a total round-trip ticket fare of 100 monetary units between Santiago and Buenos Aires, 100 monetary units were allocated to the segment Santiago - Buenos Aires and 100 monetary units again to the segment Buenos Aires – Santiago, even though what should have been allocated through apportionment was only 50 monetary units to each segment.

(b)
did not identify the revenues corresponding to each segment of a trip in the segments containing a ticket with multiple departures–destinations (for example, the segment Arica-Iquique in a ticket that has an itinerary Santiago-Iquique-Arica and allows a stop in Iquique to then continue to Arica on another day on another flight).  As a consequence of the foregoing, it allocated the entire revenue from the ticket fare to each segment although only a part corresponded to each.  As a result, the revenues of the departure-destination pairs are overestimated and, consequently, so is the yield.

By way of example, due to this error, for a total fare of 100 units for a ticket from Santiago to Balmaceda to Punta Arenas to Santiago, 100 units were assigned to the segment Santiago- Balmaceda, 100 units to the segment Balmaceda – Punta Arenas, and 100 units to the segment Punta Arenas – Santiago.  This artificially increased real revenues in the segment.12

9 Resolution on page 1040 of April 26, 2011 that decides on the brief on page 1033:  “On page 1033: The petition for confidentiality is sustained regarding your information on the public version of said compact disc.  The compact disc must be added to the respective notebook under custody of the clerk.  Full compliance with the order is required and the disaggregated details of the fares effectively charged must be presented as well as the number of passengers that paid each fare, without averaging or apportionment …” (we have highlighted).

10 Back of page 2384.

11 Back of page 2348 (footnote 1).

In accordance with the foregoing, in reality, the Resolution did not calculate the yields of my principal, as indicated.  Moreover, as a consequence of this error, the Resolution overestimated the revenues generated by the routes contained in its calculations. Additionally and obviously, these results could not be compared to the yields reported by LAN to the CAB nor to the yields of the United States domestic routes, both of which comparisons are made by the Resolution.

II.	Information in the proceedings that could have avoided these errors

The following information is available in these proceedings, among other information, that could have avoided the errors made in the Resolution.  The existence of this information, coupled with the substance and nature of the errors committed, fully justify their rectification:

1st
On page 2384, in compliance with the orders by the Court in its Resolutions on page 1040 and 1735 which requested the information used to make the calculations in Tables 17, 19 and 20 and chart 6 of the Resolution, we expressly stated that:

“… because the information on fares and passengers is disaggregated, not averaged or apportioned, the information on fares contained in the “New Description of Fares Charged” covers the revenues from all segments contained in the ticket”13 (we have highlighted).  So, for example, as said to the Court, “if a passenger bought a ticket at a fare for a trip from Santiago to Punta Arenas, from Punta Arenas to Balmaceda, and from Balmaceda to Santiago, and made that trip on three different days, the total amount paid by the passenger will appear on the markets flown, without apportionment” (we have highlighted).14

12 Please note that virtually all of the errors in calculation made are the result of failing to apportion the values indicated in the column “TICKET FARES EXCLUDING FUEL CHARGE AND US$ SERVICE FEE” in the Excel files contained in the compact disc entitled “New Descriptions of Fares Charged.”  This is apart from the fact that if the intent was to compare LAN’s compliance to the Self-Regulation Plan using the figures provided, the fuel surcharge and the service fee should have been included since they constitute part of the cost of tickets for passengers and revenues earned by LAN.  For that reason, the column called “MEAN INCOME PER SEGMENT IN US$” did include those items in the information delivered by LAN on page 1033.  The information provided on page 2384 separated them under the specific orders of the Court.  Therefore, recital 222 makes an additional error.

13 Back of page 2384

These clarifications informed the Court that the amounts had to be apportioned before calculating yield and, accordingly, that:  (a) the round-trip fare had to be divided by two in calculating the route yield; and (b) only revenue from the respective segment should have been taken into account in calculating the route yield, excluding the remainder; to thus avoid the errors that were then made in the Resolution.

2nd
On page 1033, my principal furnished compact disc attachment 1.a to the Court that contained information on all passengers carried and revenues generated on the domestic routes of Chile and the international reference routes in the fare Self-regulation Plan from January 2009 to December 2010.  This information encompassed both sales in Chile and abroad, duly apportioned.  These databases, including the apportionment appearing therein, were also audited independently, as stated in the reports furnished on page 2047 of the case file.  In that presentation, the Court was told that the apportionments made by my principal were intended precisely to allocate the revenues corresponding to each segment.

If this database or its comparison to the results obtained for Tables 17, 19 and 20 and chart 6 in the Resolution would have been used, the errors in calculation whose correction is being petitioned would have been detected.

3rd	Furthermore, there is other information in the same Resolution that the Court could have used to detect the errors in numerical calculation. By way of example:

a.
The fares calculated in Table 19 of the Resolution are inconsistent with the fares in chart 4.  Although we do not have the data used to comprise this latter chart, it is easy to observe the following cases when these inconsistencies become obvious:

14 Footnote on the back of 2384.

15 Table 19 “yields reported by LAN to the CAB and yields obtained by the Antitrust Court for the routes in the Self-Regulation Plan (January 2010),” page 88.

Relationship between the minimum yields calculated by the Court in Table 19 and Chart 4

Non-Directional Route		Table 1915	Chart 416
Departure	Destination	Yield (USȼ)	Approx. Yield (USȼ)
Santiago	Sao Paulo	15.8	10
Santiago	Rio de Janeiro	7.85	7
Santiago	Lima	16.1	8
Santiago	Buenos Aires	18.9	12
Santiago	Montevideo	14.4	10
Source: Elaborated internally using data in the Resolution

b.
Notwithstanding the content of Tables 17, 19 and 20 of the Resolution, the Resolution concluded that the Self-Regulation Plan was nonetheless met.17  This was due precisely to the fact that the errors made in the Resolution affected all routes.  In fact, a difference of this magnitude between the data provided to the CAB regarding compliance with the Self-Regulation Plan and the data calculated by the Resolution for all routes should necessarily have alerted the Court to the errors in calculation described in this brief.

_ _ _

Finally, the seriousness of the error in calculation described in this brief is corroborated by the fact that the revenues reported by LAN to regulatory agencies of securities market in Chile and abroad would be significantly underestimated if the yields mistakenly contained in the Resolution were real.  In fact, LAN’s revenues on the domestic route from tickets sold in Chile in 2010 did not exceed US$450 million; however, if they were mistakenly computed using the indicator used in the Resolution, those revenues would exceed US$800 million.

There was information in the same process and other public information outside of it that could have avoided the obvious errors in calculation made in the Resolution, coupled with the authority of the Court to have gathered the information from my principal, from the CAB and/or from the National Economic Attorney General’s Office required to clear away any doubts that it might have had in relation to the yields reported by LAN.  In our opinion, that information corroborates the inevitable need to rectify the same.18

16 Chart 4 “Evolution of yields (quarterly average, USȼ/Km-passenger) – Santiago – Sao Paulo Route and other South American routes of LAN from 2006 to 2010,” page 62.

17 Recital 216 of the Resolution:  “Now then, when evaluating the degree of compliance with the Self-Regulation Plan for each of the months in 2010 for which information is available in this process, using the yields calculated by that this Court, it was confirmed that compliance in full continued with this Plan for each of the relevant routes and in each of month of 2010 because yield not only increased on the non-competitive domestic routes, according to information provided directly by LAN with respect to the respective values reported by LAN to the CAB, but also on the domestic routes classified as Competitive in the Self-Regulation Plan using the yields of LAN on the reference international routes” (we have highlighted).

III.	Parts of the Resolution that must be amended to rectify the obvious errors in calculation

Several assertions and conclusions are expressed in the majority and minority votes in the Resolution that are based on the obvious errors in numerical calculations explained above.  If the numerical calculations supporting them are mistaken, so are the respective assertions and conclusions.  Given the foregoing, the recitals containing such assertions and conclusions must also be rectified, in addition to Tables 17, 19 and 20 and chart 6 indicated above.  Those recitals are:

1st
Recital 198, page 83 of the Resolution, which says:  “It is important to also indicate that the yields reported by LAN to the CAB for these routes in the context of the Self-Regulation Plan present significant differences with respect to those calculated by this Court based on information provided by LAN on page 2384, as seen in Table 17 and as analyzed in further detail in section C.b(3)” (the mistaken assertion or conclusion is highlighted).

2nd
Recital 209, page 87 of the Resolution, which says:  “From its beginning to the present, compliance with the Self-Regulation Plan has been reported by LAN monthly to the CAB.  According to information received by the CAB, provided by the National Economic Attorney General’s Office (FNE) to these proceedings on page 777, LAN would have complied with the restrictions on maximum yields imposed by the plan in each segment and each month for which this Court has information, i.e. from January 2004 to April 2010.  However, the levels of yields reported by LAN to the CAB differ substantially from the calculations by this Court based on data reported by LAN itself on page 2384, as shown in the following 2 tables, following the calculation methodology that has been described as an explanatory note in Table 17” (the mistaken assertion or conclusion is highlighted).

3rd
Recital 212, page 89 of the Resolution, which says:  “The important differences between the values delivered to the CAB and those obtained by this Court have no explanation based on the information available in the process.  They might not only affect the results of compliance with the Self-Regulation Plan, but also the conclusions obtained from the economic studies made using data reported by LAN to the CAB (for example, the reports furnished on pages 2085 and 2375).  So, the conclusion that the yields obtained by LAN on domestic routes would be–on average–lower than those reported by other airlines on United States routes, as argued in the aforesaid report, does not hold true when considering the yields obtained by this Court” (the mistaken assertion or conclusion has been highlighted).

18 Please note that the existence of this information is contradictory to the statements in Recital 212 of the Resolution in that “… the important differences between the values delivered to the CAB and those obtained by this Court have no explanation based on the information available in the process … “

4th
Recital 215, page 92 of the Resolution, which says:  “Although the data on yields provided by LAN could lead to the belief that the fares charged by LAN are on average below those charged in a competitive industry, as the American industry probably is, the yield data calculated by this Court lead to an opposite conclusion, that is that the fares charged by LAN inside Chile for the period in question would be on average higher than those charged on U.S. routes” (the mistaken assertion or conclusion has been highlighted).

5th
Recital 216, page 92 of the Resolution, which says:  “Now then, when evaluating the degree of compliance with the Self-Regulation Plan for each of the months in 2010 for which information is available in this process, using the yields calculated by that this Court, it was confirmed that compliance in full continued with this Plan for each of the relevant routes and in each of month of 2010 because yield not only increased on the non-competitive domestic routes, according to information provided directly by LAN with respect to the respective values reported by LAN to the CAB, but also on the domestic routes classified as Competitive in the Self-Regulation Plan using the yields of LAN on the reference international routes” (the mistaken assertion or conclusion has been highlighted).

6th
Recital 315, page 118 of the Resolution, which says:  “… we have already seen in this Resolution – section C.b.(3) – that the information provided by LAN regarding domestic flights during the years that it has had to abide by the Self-Regulation Plan has been unreliable” (the mistaken assertion or conclusion has been highlighted).

7th
Recital 367, page 130 of the Resolution, which says:  “Given the significant differences found between the information given by Lan to the Civil Aviation Board regarding compliance with the Self-Regulation Plan and the results obtained by this Court using the data presented by LAN on page 2384, we recommend that the necessary measures be ordered to enforce the provisions in Resolution 445 of the Resolutory Commission …” (the mistaken assertion or conclusion has been highlighted).

8th	Recital 17 of the minority vote, page 148 of the Resolution, which says:

“… In fact, based on the information in the proceedings and as said in paragraphs 209 to 215, it is not feasible to even have a complete and authentic view of the air fares that consumers in Chile have had to pay before the merger announcement, both within Chile and to and from abroad.  Therefore, in the opinion of this dissident voter, it is not possible to have even a general idea of how this transaction will impact the level of fares in passenger and cargo air transport on the Chilean market and that uncertainty cannot be of benefit to the companies to be merged, who should have provided the greatest and most exact information possible in order to obtain a favorable resolution.  On the contrary, the lack of clarity regarding the effects of the transaction in question at the price levels supports a rejection of this transaction to which this dissident voter is inclined.  Lastly, the opacity prevailing on this market in regard to fares makes it unlikely that the thirteenth condition of the Resolution will be met” (the mistaken assertion or conclusion has been highlighted).

9th
Recital 23 of the minority vote, pages 149 and 150 of the Resolution, which says:  “Moreover, the substantial increase in LAN’s market power because of this transaction will not, in the opinion of this justice, be mitigated effectively by the conditions imposed by the Resolution due to the significant resources that oversight of compliance with the strict and profuse regulations imposed by the Resolution upon the merged entity would require, the need for ongoing monitoring of its competitive behavior, and the lack of the information necessary on a particularly opaque market in relation to the fundamental competition variables, in particular prices, as obviously seen in paragraphs 209 to 215.  Added to the uncertainty about whether the final outcome of these measures will be positive or negative for a proper operation of the market, this leads the dissident voter to the belief that the most cost-effective way of preserving competition is to not authorize this merger” (the mistaken assertion or conclusion has been highlighted).

IV.	Conclusion

This brief has demonstrated that the Resolution made serious and obvious errors in the numerical calculations of LAN’s yields.  Those errors in calculation appear in Tables 17, 19 and 20 and in chart 6 of the Resolution.  Those errors also led the diverse assertions and conclusions contained in the recitals described in the preceding chapter to be obviously erroneous.

In order to remedy such obvious errors, I petition that the Court rectify or eliminate the mistakenly calculated data from said tables and graph and rectify or eliminate the assertions or conclusions contained in the stated recitals that are based on such obvious errors in calculation.

THEREFORE,

I respectfully petition that the Antitrust Court rectify the obvious errors in numerical calculations indicated and contained in the Resolution and the stated assertions and conclusions of the Resolution made on the basis of such manifest errors.

First Accessory Petition:  I furnished the following documents:

1st           A copy of a letter copied to the undersigned and sent by Fernando Diaz and Alexander Galetovic, economists, to the President of the Court, informing him about the errors in calculation discussed in the principal petition. Since said letter contains confidential information on LAN’s yields–and such confidentiality has already been declared in this process--, the public and confidential versions are furnished.

2nd           A copy of the article in the press published in the newspaper El Mercurio on September 23, 2011, discussing the assertions and conclusions, rectification of which is petitioned in this brief, in relation to the supposed inaccuracies in the information provided by LAN to the authorities and in the economic reports added to these proceedings.

3rd           A copy of the editorial in El Mercurio on September 24, 2011 discussing the assertions and conclusions, rectification of which is petitioned in this brief, regarding the supposed inaccuracies in the information provided by LAN to the authorities.

I beg that the Antitrust Court consider them furnished and regarding the document marked No. 1, consider the public and confidential versions to be furnished.

Second Accessory Petition:  I point out that the rectification petitioned in this brief can in no way be understood as a waiver of filing a remedy of appeal in the period available by law.

I beg that the Antitrust Court consider this.